UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2023

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on February 7, 2023, titled “Foresight: Rail Vision Signs an Agreement with Israel Railways to Purchase Ten AI-Driven Main Line Systems for $1.4M.”

The first and fourth paragraphs, the sections titled “About Rail Vision’s AI-based Main Line System,” “About Foresight,” and “Forward-Looking Statements,” in the press release attached as Exhibit 99.1 are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-252334) and Form S-8 (Registration Nos. 333-229716, 333-239474 and 333-268653), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on February 7, 2023, titled “Foresight: Rail Vision Signs an Agreement with Israel Railways to Purchase Ten AI-Driven Main Line Systems for $1.4M.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: February 7, 2023	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer